SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

          Drinks Americas Holdings, Ltd. (formerly Gourmet Group, Inc.)
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   26205U 10 1
                                 (CUSIP NUMBER)

             J. Patrick Kenny, President and Chief Executive Officer
                         Drinks Americas Holdings, Ltd.
                                372 Danbury Road
                                Wilton, CT 06897
                                 (203) 762-7000
             -------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 9, 2005
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP NO. 26205U 10 1

      1.    Name of Reporting Person;
            S.S. or I.R.S. Identification No. of Above Person

            J. Patrick Kenny

            I.D. No.:

      2.    Check the Appropriate Box if a Member of a Group

            (a)   [ ]
            (b)   [ ]

      3.    SEC Use Only

      4.    Source of Funds: OO

      5.    Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 2(e) ...........................................[ ]

      6.    Citizenship or Place of Organization: U.S.

Number of         7.    Sole Voting Power: 14,304,398
Shares
Beneficially      8.    Shared Voting Power: 0
Owned By
Each Reporting    9.    Sole Dispositive Power: 14,304,398
Person With
                  10.   Shared Dispositive Power: 0

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            14,304,398 Shares

      12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares
            (See Instructions) ..............................................[ ]

      13.   Percent of Class Represented by Amount In Row 11: 29.1%

      14.   Type of Reporting Person: IN


                               Page 2 of 11 Pages

CUSIP NO. 26205U 10 1

      15.   Name of Reporting Person;
            S.S. or I.R.S. Identification No. of Above Person

            Bruce Klein

            I.D. No.:

      16.   Check the Appropriate Box if a Member of a Group

            (a)   [ ]
            (b)   [ ]

      17.   SEC Use Only

      18.   Source of Funds: OO

      19.   Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 2(e) ...........................................[ ]

      20.   Citizenship or Place of Organization: U.S.

Number of         21.   Sole Voting Power: 10,031,167
Shares
Beneficially      22.   Shared Voting Power: 0
Owned By
Each Reporting    23.   Sole Dispositive Power: 10,031,167
Person With
                  24.   Shared Dispositive Power: 0

      25.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            10,031,167 Shares

      26.   Check if the Aggregate Amount in Row 25 Excludes Certain Shares
            (See Instructions) ..............................................[ ]

      27.   Percent of Class Represented by Amount In Row 25: 20.4%

      28.   Type of Reporting Person: IN


                               Page 3 of 11 Pages

CUSIP NO. 26205U 10 1

      29.   Name of Reporting Person;
            S.S. or I.R.S. Identification No. of Above Person

            Kenneth Close

            I.D. No.:

      30.   Check the Appropriate Box if a Member of a Group

            (a)   [ ]
            (b)   [ ]

      31.   SEC Use Only

      32.   Source of Funds: OO

      33.   Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 2(e) ...........................................[ ]

      34.   Citizenship or Place of Organization: U.S.

Number of                  35.      Sole Voting Power: 8,120,796
Shares
Beneficially               36.      Shared Voting Power: 0
Owned By
Each Reporting             37.      Sole Dispositive Power: 8,120,796
Person With
                           38.      Shared Dispositive Power: 0

      39.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            8,120,796 Shares

      40.   Check if the Aggregate Amount in Row 39 Excludes Certain Shares
            (See Instructions) ..............................................[ ]

      41.   Percent of Class Represented by Amount In Row 39: 16.5%

      42.   Type of Reporting Person: IN


                               Page 4 of 11 Pages

CUSIP NO. 26205U 10 1

      43.   Name of Reporting Person;
            S.S. or I.R.S. Identification No. of Above Person

            Thomas Schwalm

            I.D. No.:

      44.   Check the Appropriate Box if a Member of a Group

            (a)   [ ]
            (b)   [ ]

      45.   SEC Use Only

      46.   Source of Funds: OO

      47.   Check if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 2(e) ...........................................[ ]

      48.   Citizenship or Place of Organization: U.S.

Number of                  49.      Sole Voting Power: 2,482,533
Shares
Beneficially               50.      Shared Voting Power: 0
Owned By
Each Reporting             51.      Sole Dispositive Power: : 2,482,533
Person With
                           52.      Shared Dispositive Power: 0

      53    Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,482,533 Shares

      54.   Check if the Aggregate Amount in Row 53 Excludes Certain Shares
            (See Instructions) ..............................................[ ]

      55.   Percent of Class Represented by Amount In Row 53: 5.0%

      56.   Type of Reporting Person: IN


                               Page 5 of 11 Pages

Item 1.     Security and Issuer

            This statement relates to the common stock, $.001 par value ("Common Stock"), of Drinks Americas Holdings, Ltd., a Delaware corporation (the "Company"), with its principal executive offices at 372 Danbury Road, Wilton, Connecticut 06897. Prior to March 9, 2005, the Company was known as Gourmet Group, Inc., a Nevada corporation. The share numbers provided in this Schedule reflect the occurrence of an event which effectively resulted in a one-for-ten reverse split of the Common Stock as of March 9, 2005.

Item 2.     Identity and Background

            (a) This statement is filed by Mr. J. Patrick Kenny ("Kenny"), Mr. Bruce Klein ("Klein"), Mr. Kenneth Close ("Close") and Mr. Thomas Schwalm (each an "Acquiror"). All of the shares of Common Stock beneficially owned by Mr. Klein are owned through Peter Christian LLC, a New Jersey limited liability company, of which Mr. Klein is the Manager and controlling person. Of the shares of Common Stock beneficially owned by Mr. Close, 1,840,839 shares are owned by him directly and 6,279,957 shares are owned through Nexcomm International Beverage, LLC, a Connecticut limited liability company, of which Mr. Close is the Manager and controlling person. All of the shares of Common Stock beneficially owned by Mr. Schwalm are owned through Greenwich Beverage Group, LLC, a Delaware limited liability company, of which Mr. Schwalm is the Manager and controlling person.

            (b) The business address and principal place of business for Messrs. Kenny, Klein and Schwalm is c/o the Company, 372 Danbury Road, Wilton Connecticut 06897. The business address for Mr. Close is 59 Old Post Road, Southport, Connecticut 06490.

            (c) Mr. Kenny is the President and CEO of the Company and a member of its Board of Directors. Mr. Klein is the Chairman of the Company's Board of Directors and is also the Managing Partner of Victory Partners LLC. Mr. Schwalm is a member of the Company's Board of Directors and is the President and CEO of the Thousand Islands Country Club, a golfing resort, and The Preserve, a residential development. Mr. Close is an investor and the Managing Member of Nexcomm International Beverage, LLC.

            (d) None of the Acquirors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                               Page 6 of 11 Pages

            (e) None of the Acquirors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Each of the Acquirors is a citizen of the United States.

Item 3.     Source and Amount of Funds

            The shares of Common Stock beneficially owned by the Acquirors were acquired in connection with a share exchange (the "Share Exchange"). The Share Exchange is more fully described, and is also defined, in the Company's Current Report on Form 8-K (the "8-K Report"), which was filed with the Commission on March 10, 2005. The Acquirors were among the 21 members of Maxmillian Partners, LLC, a Delaware limited liability company ("Maxmillian"), which was the 99% shareholder (and one of the two shareholders) of Drinks Americas, Inc., a Delaware corporation ("Drinks Americas"). As of March 9, 2005, the two shareholders of Drinks Americas exchanged all of the outstanding shares of Drinks Americas capital stock for a total of 42,963,792 newly-issued restricted shares of the Company's Common Stock and the four members of Maxmillian Mixers, LLC, a Delaware limited liability company ("Mixers"), exchanged all of the outstanding membership interests of Mixers for a total of 400,000 newly-issued restricted shares of the Company's Common Stock. Of those shares, Maxmillian received 42,751,203 shares of Common Stock and then distributed such shares of Common Stock pro rata to its 21 members. In connection with such distribution by Maxmillian, Mr. Kenny received 14,304,398 shares of Common Stock, Mr. Klein (through Peter Christian LLC) received 10,031,167 shares of Common Stock, Mr. Schwalm (through Greenwich Beverage Group, LLC) received 2,482,533 shares of Common Stock and Mr. Close received a total of 8,120,796 shares of Common Stock (6,279,957 of which were received through Nexcomm International Beverage, LLC and the remainder in his individual name). In connection with the Share Exchange, the Company's predecessor (Gourmet Group, Inc., a Nevada corporation) merged into Drinks Americas Holdings, Ltd. (a Delaware corporation) and, in doing so, effectively reverse split the previously outstanding shares of Common Stock one-for-ten. The share numbers set forth in this Schedule give effect to such reverse split.

Item 4.     Purpose of Transaction

            Two of the purposes of each of the Acquirors in effecting the Share Exchange were (1) to provide opportunities for Drinks Americas to obtain financing which would not be available to Drinks Americas as a privately-held company and (2) to obtain restricted shares of a class of capital stock which is publicly traded.


                               Page 7 of 11 Pages

            In connection with the Share Exchange, as described in the 8-K Report, new officers and directors of the Company were appointed and the Company has a new charter and new by-laws which are filed as exhibits to the 8-K Report. The Company also proposes to obtain financing involving its Common Stock as described in the 8-K Report under the heading, "Management's Discussion and Analysis or Plan of Operation - Financial Liquidity and Capital Resources". The completion of such financings would depend upon market conditions, the completion of due diligence and negotiations and other factors and such financings will result in the Company's issuance of additional shares of Common Stock which will dilute the percentage ownership of the existing shareholders of the Company.

            Except as set forth above in this Item 4, none of the Acquirors has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.     Interest in Securities of the Issuer

            Mr. Kenny beneficially owns 14,304,398 shares of Common Stock (approximately 29.1% of the outstanding). Mr. Klein, entirely through Peter Christian LLC, beneficially owns 10,031,167 shares of Common Stock (approximately 20.4% of the outstanding). Mr. Close beneficially owns 1,840,839 shares of Common Stock in his own name and 6,279,957 shares of Common Stock through Nexcomm International Beverage, LLC (collectively, approximately 16.5% of the outstanding). Mr. Schwalm, entirely through Greenwich Beverage Group, LLC, beneficially owns 2,482,533 shares of Common Stock (approximately 5.0% of the outstanding).

            The 8-K Report (under the heading, "Management's Discussion and Analysis or Plan of Operation - Financial Liquidity and Capital Resources") describes a "bridge note financing" pursuant to which the Company expected to raise up to $1,000,000. The Company has completed $500,000 of such bridge note financing and, in connection therewith, each of Mr. Kenny and Mr. Klein agreed to pledge 500,000 shares of Common Stock (owned by Mr. Kenny and Peter Christian LLC, respectively) to the investor to secure the repayment of such $500,000 by the Company.

            Except as otherwise described above, each of the Acquirors has sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by him.

            Other than the transactions described above, none of the Acquirors has effected any transaction involving the Company's securities within the preceding sixty (60) days.


                               Page 8 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except the pledge by each of Mr. Kenny and Mr. Klein of 500,000 shares of Common Stock, described in Item 5, above.

Item 7.     Material to be filed as Exhibits

            Exhibit Numbers                  Exhibit
            ---------------                  -------
                  A                Joint Acquisition Statement

                                   Agreement and Plan of Share Exchange, dated as of June 9, 2004, among Gourmet Group, Inc., Drinks Americas, Inc. and the
                  2.1              shareholders of Drinks Americas, Inc.
                                   (filed as Exhibit 2.1 to the Company's
                                   Current Report on Form 8-K, filed with the Commission on March 10, 2005).


                               Page 9 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2005


                                         /s/
                                       -----------------------------------------
                                       J. PATRICK KENNY


                                         /s/
                                       -----------------------------------------
                                       BRUCE KLEIN


                                         /s/
                                       -----------------------------------------
                                       KENNETH CLOSE


                                         /s/
                                       -----------------------------------------
                                       THOMAS SCHWALM


                              Page 10 of 11 Pages

                                    Exhibit A

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13d-1 (k) (1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

            Date: March 18, 2005


                                         /s/
                                       -----------------------------------------
                                       J. PATRICK KENNY


                                         /s/
                                       -----------------------------------------
                                       BRUCE KLEIN


                                         /s/
                                       -----------------------------------------
                                       KENNETH CLOSE


                                         /s/
                                       -----------------------------------------
                                       THOMAS SCHWALM


                              Page 11 of 11 Pages